INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(Expressed in U.S. dollars)

(Unaudited)

Banro Corporation
CONTENTS

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars) (unaudited)

		September 30,	December 31,
	Notes	2015	2014
		$	$
ASSETS
Current Assets
Cash and cash equivalents	5	3,895	1,002
Trade and other receivables	6	8,476	7,261
Prepaid expenses and deposits	7	9,490	6,164
Inventories	8	26,595	28,893
		48,456	43,320
Non-Current Assets
Long-term investment	9	144	1,061
Property, plant and equipment	10	291,923	295,010
Exploration and evaluation	11	137,912	129,959
Inventories	8	3,658	3,874
Mine under construction	12	387,713	414,258
		821,350	844,162
TOTAL ASSETS		869,806	887,482

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Trade and other payables	13	62,953	86,396
Deferred revenue	14	5,149	3,000
Bank loans	15	12,262	17,123
Other liabilities	16	1,920	3,405
Derivative instruments - mark-to-market	17	23,989	1,393
		106,273	111,317
Non-Current Liabilities
Bank loans	15	4,458	3,869
Other liabilities	16	5,736	-
Provision for closure and reclamation	18	7,220	7,755
Deferred revenue	14	43,941	-
Derivative instruments - mark-to-market	17	29,320	-
Long-term debt	19	166,859	200,921
Preference shares	20	67,693	71,116
		325,227	283,661
Total Liabilities		431,500	394,978

Shareholders' Equity
Share capital	21	518,627	518,615
Warrants	21b	13,356	13,356
Contributed surplus	22	43,330	42,526
Accumulated other comprehensive (loss)/income		(537)	380
Deficit		(136,470)	(82,373)
		438,306	492,504
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		869,806	887,482

Commitments and contingencies	23

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
(Expressed in thousands of U.S. dollars) (unaudited)

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2015	2014	2015	2014
		$	$	$	$
Operating revenue		38,504	33,285	122,104	90,258

Operating expenses
Production costs	26	(17,263)	(16,697)	(56,101)	(52,402)
Depletion and depreciation	10	(5,821)	(8,495)	(19,332)	(19,431)
Total mine operating expenses		(23,084)	(25,192)	(75,433)	(71,833)

Gross earnings from operations		15,420	8,093	46,671	18,425

General and administrative	27	(2,421)	(3,128)	(8,871)	(7,183)
Share-based payments	22	(92)	(201)	(649)	(436)
Other charges and provisions, net	29	1,000	3,003	(1,777)	339
Impairment charge	12	(23,000)	-	(73,200)	-
Net (loss)/income from operations		(9,093)	7,767	(37,826)	11,145

Finance expenses	28	(3,139)	(3,815)	(16,478)	(10,868)
Foreign exchange gain/(loss)		20	(202)	204	(233)
Interest income		1	-	3	4
Net (loss)/income		(12,211)	3,750	(54,097)	48

Items that may be reclassified to profit or loss:
Foreign currency translation differences of foreign investment in associate	9	-	-	-	(23)
Fair value loss on available-for-sale financial asset	9	33	-	(917)	-
Total comprehensive (loss)/income		(12,178)	3,750	(55,014)	25

(Loss)/income per share
Basic	21c	(0.05)	0.01	(0.21)	0.00
Diluted	21c	(0.05)	0.01	(0.21)	0.00

Weighted average number of common shares outstanding
Basic	21c	252,151	252,101	252,130	252,101
Diluted	21c	252,151	252,101	252,130	252,101

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S dollars) (unaudited)

		Share capital
						Currency			Total
	Notes	Number of			Contributed	Translation	Available-for-		Shareholders'
		common shares	Amount	Warrants	Surplus	Adjustment	sale asset	Deficit	Equity
		(in thousands)	$	$	$	$	$	$	$
Balance as at January 1, 2014		252,101	518,615	13,356	41,793	(87)	-	(82,693)	490,984
Net income for the period		-	-	-	-	-	-	48	48
Share-based payments	22	-	-	-	623	-	-	-	623
Available-for-sale asset	9	-	-	-	(14)	110	-	-	96
Foreign currency translation differences of foreign investment in associate	9	-	-	-	-	(23)	-	-	(23)
Balance as at September 30, 2014		252,101	518,615	13,356	42,402	-	-	(82,645)	491,728
Net income for the period		-	-	-	-	-	-	272	272
Share-based payments	22	-	-	-	124	-	-	-	124
Fair value gain on available-for-sale financial asset	9	-	-	-	-	-	380	-	380
Balance as at December 31, 2014		252,101	518,615	13,356	42,526	-	380	(82,373)	492,504
Net loss for the period		-	-	-	-	-	-	(54,097)	(54,097)
Exercise of stock options	22	50	12	-	(4)	-	-	-	8
Share-based payments	22	-	-	-	808	-	-	-	808
Fair value loss on available-for-sale financial asset	9	-	-	-	-	-	(917)	-	(917)
Balance as at September 30, 2015		252,151	518,627	13,356	43,330	-	(537)	(136,470)	438,306

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousands of U.S dollars) (unaudited)

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2015	2014	2015	2014
		$	$	$	$
Cash flows from operating activities
Net (loss)/ income for the period		(12,211)	3,750	(54,097)	48
Adjustments for:
Recognition of non-cash revenue	14	(6,926)	(5,000)	(15,093)	(12,369)
Depletion and depreciation	10	5,834	8,513	19,393	19,480
Unrealized foreign exchange (gain)/loss		(273)	234	(346)	225
Share-based payments	22	92	201	649	436
Employee retention allowance	16	100	133	378	371
Finance expense excluding bank charges, net of interest income	28	3,525	1,532	14,918	4,785
Accretion on closure and reclamation	18	160	154	506	464
Impairment charge	12	23,000	-	73,200	-
Other charges and provisions, net	29	(1,000)	(3,107)	1,777	(524)
Interest paid		(2,471)	(1,459)	(4,112)	(3,593)
Interest received		-	-	3	4
Operating cash flows before working capital adjustments		9,830	4,951	37,176	9,327
Working capital adjustments	32	(1,204)	(2,622)	(14,156)	8,864
Net cash flows provided by operating activities		8,626	2,329	23,020	18,191

Cash flows from investing activities
Movement in restricted cash		8,196	-	-	-
Acquisition of property, plant, and equipment	10	(12,820)	(3,896)	(19,206)	(12,733)
Exploration and evaluation expenditures and associated working capital movements	11	(3,271)	(1,024)	(8,926)	(6,639)
Expenditures on mine under construction and associated working capital movements, net of pre-production revenue	12	(3,612)	(8,153)	(26,992)	(34,651)
Interest paid		(8,144)	(8,412)	(17,350)	(17,508)
Advances - Long-term investment	9	-	-	-	(1)
Net cash used in investing activities		(19,651)	(21,485)	(72,474)	(71,532)

Cash flows from financing activities
Bank overdraft	13	(913)	(1,710)	201	4,090
Net proceeds from non-equity financing	32	6,165	29,810	62,418	68,600
Net proceeds from share issuance	20	-	-	8	-
Payment of dividends	20	(1,943)	-	(5,250)	(1,887)
Lease payments	16	(688)	-	(688)	-
Net proceeds from (repayments of) bank loans	15	3,046	(13,230)	(4,272)	(19,739)
Net cash provided by financing activities		5,667	14,870	52,417	51,064

Effect of foreign exchange on cash and cash equivalents		(17)	(26)	(70)	(27)
Net (decrease)/increase in cash and cash equivalents		(5,375)	(4,312)	2,893	(2,304)
Cash and cash equivalents, beginning of the period		9,270	6,460	1,002	4,452
Cash and cash equivalents, end of the period		3,895	2,148	3,895	2,148

Other cash flow items and non-cash transactions (Note 32)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

1.	CORPORATE INFORMATION

Banro Corporation’s business focus is the exploration, development and production of mineral properties in the Democratic Republic of the Congo (the “Congo”). Banro Corporation (the “Company”) was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2015 include the accounts of the Company and of its wholly-owned subsidiary incorporated in the United States, Banro American Resources Inc., as well as its subsidiary in the Congo, Banro Hydro SARL, and its subsidiary in Barbados, Banro Group (Barbados) Limited. The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These interim condensed consolidated financial statements for the three and nine months ended September 30, 2015, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IFRS. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2014, which includes information necessary to understand the Company’s business and financial statement presentation. Certain comparative figures have been reclassified and aggregated to conform to the current period’s presentation. For the three and nine months ended September 30, 2014; Share of loss from investment in associate of $nil and $29 respectively, Gain on investment, net of loss on disposition of $48 and Gain on change in fair value of derivative financial instruments of $3,105 and $991 respectively, have been reclassified to Other charges and provisions, net; and Transaction costs of $10 and $1,220 respectively, Interest and bank charges of $2,530 and $6,168 respectively, and Dividends on preferred shares of $1,275 and $3,480 respectively, are now presented as Finance expenses.

The date the Company’s Board of Directors approved these interim condensed consolidated financial statements was November 10, 2015.

b)	Continuation of Business

These interim condensed consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for certain financial instruments which are presented at fair value.

The Company reported a net loss of $54,097 for the nine months ended September 30, 2015 (nine months ended September 30, 2014 – net income of $48) and as at September 30, 2015 had a working capital deficit of $57,817 (December 31, 2014 - $67,997).

The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding. Management is exploring all available options to secure additional funding, including forward sale agreements, equity financing and strategic partnerships. In addition, the recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company’s ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment. Furthermore, market conditions may raise substantial doubt on the Company’s ability to continue as a going concern.

These interim condensed consolidated financial statements do not include any additional adjustments to the recoverability and classification of recorded asset amounts, classification of liabilities and changes to the statements of comprehensive (loss)/income that might be necessary if the Company was unable to continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

These interim condensed consolidated financial statements have been prepared using the same accounting policies and methods of computation as presented in Note 3 of the annual consolidated financial statements of the Company as at and for the year ended December 31, 2014, except for those newly adopted accounting standards noted below and finance leases as outlined in note 16.

a)	Newly Applied Accounting Standards

The following amended standards were applied as of January 1, 2015:

•	IFRS 8, “Operating Segments” (amendment); and
•	IAS 24, “Related Party Disclosures” (amendment).

The adoption of these amended standards did not have a significant impact on the Company’s interim condensed consolidated financial statements.

b)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is intended to reduce the complexity for the classification, measurement, and impairment of financial instruments. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) were published by the IASB in December 2014. The amendments define the application of the consolidation exception for investment entities. They are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of these standards but does not expect these standards to have a material impact on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014 and will replace IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations. IFRS 15 provides a more detailed framework for the timing of revenue recognition and increased requirements for disclosure of revenue. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) were issued by the IASB in December 2014. The amendments clarify principles for the presentation and materiality consideration for the financial statements and notes to improve understandability and comparability. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard on its consolidated financial statements.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue-based depreciation method for property, plant and equipment as it is not reflective of the economic benefits of using the asset. They clarify that the depreciation method applied should reflect the expected pattern of consumption of the future economic benefits of the asset. The amendments to IAS 16 are effective for annual periods beginning on or after January 1, 2016. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Amendments to IAS 38 Intangible Assets (“IAS 38”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue-based depreciation method for intangible assets. Exceptions are allowed where the asset is expressed as a measure of revenue or revenue and consumption of economic benefits for the asset are highly correlated. The amendments to IAS 38 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard but does not expect the standard to have a material impact on its consolidated financial statements.

4.	SUBSIDIARIES

The following table lists subsidiaries of the Company:

		Proportion of Beneficial Common
Name of Subsidiary	Place of Incorporation		Principal Activity
		Share Ownership Interest
Twangiza Mining SA1	Congo	100%	Mining
Namoya Mining SA1	Congo	100%	Mining
Lugushwa Mining SA1	Congo	100%	Mining
Kamituga Mining SA1	Congo	100%	Mining
Banro Congo Mining SA1	Congo	100%	Mining
Banro Hydro SARL	Congo	100%	Investment
Banro American Resources Inc.	United States of America	100%	Inactive
Twangiza (Barbados) Limited	Barbados	100%	Holding and Financing
Namoya (Barbados) Limited	Barbados	100%	Holding and Financing
Lugushwa (Barbados) Limited	Barbados	100%	Holding
Kamituga (Barbados) Limited	Barbados	100%	Holding
Banro Congo (Barbados) Limited	Barbados	100%	Holding
Banro Group (Barbados) Limited	Barbados	100%	Holding and Financing

1 During the three months ended September 30, 2014, these entities were reincorporated as "SA" entities in the Congo as per changes in the country's corporate laws.

5.	CASH AND CASH EQUIVALENTS

	September 30,	December 31,
	2015	2014
	$	$
Cash	3,895	786
Cash equivalents	-	216
Cash and cash equivalents	3,895	1,002

Cash and cash equivalents of the Company include cash on hand, deposits held at financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

6.	TRADE AND OTHER RECEIVABLES

	September 30,	December 31,
	2015	2014
	$	$
Advances to employees	304	211
VAT receivable	6,613	6,797
Other receivables	1,559	253
	8,476	7,261

As at September 30, 2015, there was no allowance on the value-added taxes (“VAT”) or advances to employees as all amounts are expected to be fully recovered (December 31, 2014 - $nil).

7.	PREPAID EXPENSES AND DEPOSITS

	September 30,	December 31,
	2015	2014
	$	$
Supplier prepayments and deposits - Twangiza	4,844	3,066
Supplier prepayments and deposits - Namoya	3,362	1,959
Prepaid insurance and rent	1,284	1,139
	9,490	6,164

8.	INVENTORIES

	September 30,	December 31,
	2015	2014
	$	$
Ore in stockpiles	1,260	709
Gold in process	1,018	723
Gold bullion	2,297	2,143
Mine operating supplies	22,020	25,318
Total current portion	26,595	28,893

Non-current ore in stockpiles[1]	3,658	3,874
Total non-current portion	3,658	3,874

Total	30,253	32,767

1 Includes low-grade material not scheduled for processing within the next twelve months.

During the three and nine month periods ended September 30, 2015, the Company recognized $17,263 and $56,101, respectively, (three and nine month periods ended September 30, 2014 - $16,697 and $52,402, respectively) of inventory as an expense within production costs in the interim condensed consolidated statement of comprehensive (loss)/income.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

9.	LONG-TERM INVESTMENT

The Company’s investment in Delrand Resources Limited (“Delrand”), which met the definition of an associate of the Company until May 2014, is classified as an available for sale financial asset as at September 30, 2015 and December 31, 2014, and is summarized as follows:

Delrand Resources Limited	September 30,	December 31,
	2015	2014
Percentage of ownership interest	7.06%	7.06%
Common shares held	1,539	1,539
Total investment	$144	$1,061

Delrand, a publicly listed entity on NEX in Canada and the JSE Limited in South Africa, is involved in the acquisition and exploration of mineral properties in the Congo. It has an annual reporting date of June 30. As of September 14, 2015, Delrand voluntarily delisted its shares from the Toronto Stock Exchange and began trading on NEX, a separate board of the TSX Venture Exchange.

The fair value of the Company’s investment in Delrand, based on the closing price of Delrand’s shares on NEX as at September 30, 2015, is $144 (December 31, 2014 - $1,061). For the three and nine months ended September 30, 2015, the Company's fair value gain of $33 and fair value loss of $917, respectively was reflected in other comprehensive income/(loss) (three and nine month periods ended September 30, 2014 – share of loss in the results of Delrand of $nil and $29 and a fair value gain of $111 and $295 reflected in the interim condensed statement of comprehensive (loss)/income).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

10.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are summarized as follows:

	Mining assets	Construction	Plant and	Total
		in progress	equipment
	$	$	$	$
I) Cost
Balance as at January 1, 2014	54,771	35,293	276,596	366,660
Additions	-	14,249	4,421	18,670
Transfers	-	(48,010)	48,010	-
Disposals	-	-	(1,619)	(1,619)
Balance as at December 31, 2014	54,771	1,532	327,408	383,711
Additions	-	19,715	2,951	22,666
Transfers	-	(472)	472	-
Disposals	-	-	(1,037)	(1,037)
Balance as at September 30, 2015	54,771	20,775	329,794	405,340

II) Accumulated Depreciation
Balance as at January 1, 2014	12,750	-	41,805	54,555
Depreciation for the year	-	-	27,914	27,914
Depletion for the year	7,698	-	-	7,698
Disposals	-	-	(1,466)	(1,466)
Balance as at December 31, 2014	20,448	-	68,253	88,701
Depreciation for the period	-	-	22,730	22,730
Depletion for the period	2,945	-	-	2,945
Disposals	-	-	(959)	(959)
Balance as at September 30, 2015	23,393	-	90,024	113,417

III) Carrying amounts
Balance as at December 31, 2014	34,323	1,532	259,155	295,010
Balance as at September 30, 2015	31,378	20,775	239,770	291,923

During the three and nine months ended September 30, 2015, the Company removed assets with a total cost of $468 and $1,037, respectively, (three and nine months ended September 30, 2014 - $4), and accumulated depreciation of $403 and $959, respectively, (three and nine months ended September 30, 2014 - $4) from its accounting records that were no longer in use and a loss on disposition of assets of $65 and $78, respectively, was reported in the interim condensed consolidated statement of comprehensive (loss)/income (three and nine months ended September 30, 2014 – $nil). The Company’s property, plant and equipment in the Congo are pledged as security.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

11.	EXPLORATION AND EVALUATION ASSETS

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its five properties in the Congo:

					Banro
	Twangiza	Namoya	Lugushwa	Kamituga	Congo	Total
					Mining
Cost	$	$	$	$	$	$
Balance as at January 1, 2014	28,595	15,051	50,270	21,002	2,802	117,720
Additions	2,431	1,792	3,163	3,408	1,425	12,219
Balance as at December 31, 2014	31,026	16,843	53,433	24,410	4,227	129,939
Additions	1,160	1,446	2,239	2,224	884	7,953
Balance as at September 30, 2015	32,186	18,289	55,672	26,634	5,111	137,892

There is approximately $20 of intangible exploration and evaluation expenditures as at September 30, 2015 (December 31, 2014 - $20). The intangible exploration and evaluation expenditures, representing mineral rights held by Banro Congo Mining, have not been included in the table above.

12.	MINE UNDER CONSTRUCTION

Development expenditures with respect to the construction of the Company’s Namoya mine are as follows:

Namoya Mine
Cost	$
Balance as at January 1, 2014	337,203
Additions	98,742
Pre-commercial production revenue	(21,687)
Balance as at December 31, 2014	414,258
Additions	83,117
Pre-commercial production revenue	(36,462)
Impairment	(73,200)
Balance as at September 30, 2015	387,713

Mine under construction is not depreciated until construction is completed. This is signified by the formal commissioning of a mine for production. Revenues realized before commencement of commercial production (“pre-commercial production revenue”) are recorded as a reduction of the respective mining asset. A capitalization rate of 10.1% was used for general borrowings. Total borrowing costs capitalized for the three and nine months ended September 30, 2015 are $5,569 and $18,174 (three and nine months ended September 30, 2014 - $5,788 and $16,845)

The Company performs impairment testing for its mine under construction when indications of potential impairment are identified. As at September 30, 2015, the Company identified the aggregate impact of the current period economic performance of Namoya compared to expectations, continued capitalization of pre-operating losses and a decrease in the long-term gold environment as an indicator of a potential impairment. The Company performed an impairment assessment to determine the recoverable amount of the Namoya cash generating unit (“CGU”). The assessment indicated that the carrying amounts of the CGU exceeded the recoverable amount. Accordingly, the Company recognized an impairment charge of $23,000 and $73,200 for the three and nine months ended September 30, 2015 (three and nine months ended September 30, 2014 – $nil).

The recoverable amount of the Namoya CGU was determined by calculating the fair value less cost of disposal (“FVLCD”), which has been determined to be greater than the value in use. The key assumptions used in determining the FVLCD for the CGU is life-of-mine (“LOM”) plans, long-term commodity prices, discount rates and contribution of non-reserve mineralization. The estimates of future cash flows were derived from the most recent LOM plan. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site. The Company used estimated annual gold prices with a range from $1,187 to $1,228 per ounce based on observable market data including spot price, and industry analyst consensus. A discount rate of 9.5% was applied to present value the net future cash flows based on the weighted average cost of capital to account for geopolitical risk and other CGU specific risks, which have not been included in the cash flows such as project risk.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

13.	TRADE AND OTHER PAYABLES

	September 30,	December 31,
	2015	2014
	$	$
Bank overdrafts	3,855	3,653
Accounts payable	49,017	70,358
Accrued liabilities	10,081	12,385
	62,953	86,396

Accounts payable and accrued liabilities are mainly comprised of amounts outstanding for purchases relating to exploration, development, and production activities and amounts payable for professional services. The credit term period for purchases typically ranges from 30 to 120 days.

14.	DEFERRED REVENUE

In April 2015, the Company closed a gold streaming transaction for the Namoya mine with an entity funded by investment funds managed by Gramercy Funds Management LLC (the “Purchaser”). The Company received a deposit of $50,000 in exchange for the delivery of 8.33% of gold produced at the Namoya mine for an initial term of 40 years with automatic renewal for successive 15 years unless there is no mining activity for the last 15 years. At each point of delivery, the amount of the deposit is reduced by the market value of the gold delivered less the ongoing price of $150 per ounce paid by the Purchaser. In the Company’s interim condensed financial statements, the deposit is accounted for as deferred revenue. This deferred revenue is recognized based on an implied value per ounce deliverable over the estimated output of the life-of-mine. During the three and nine months ended September 30, 2015, the Company delivered 1,028 and 1,564 ounces resulting in a deferred revenue balance of $49,090 as at September 30, 2015. Based on the expected timing of the deliveries, an amount of $43,941 has been classified as non-current.

In October 2014, the Company entered into a prepayment arrangement with Auramet International, LLC (“Auramet”) (the organization through which the Company currently sells gold produced from its mines) for $6,000 to deliver a total of 5,228 ounces of gold in equal monthly deliveries of 1,307 ounces from November 2014 to February 2015. As per the agreement, the Company delivered gold in November and December 2014 with a remaining balance of $3,000 for the delivery of 2,614 ounces as of December 31, 2014. The Company delivered 1,307 ounces each in January and February 2015.

Deferred revenue of $7,369 as at December 31, 2013, represented a prepayment arrangement for the delivery of 6,250 ounces of gold to Auramet in January 2014.

In determining the appropriate recognition and presentation of the deferred revenue, the Company made judgments with regards to its arrangements including the Company’s quantity and timing of expected future production, intent of the arrangement, and the option to settle in cash.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

15.	BANK LOANS

During the nine months ended September 30, 2015, the Company made repayments on outstanding bank loans as per the terms of the loan agreements.

$
Balance at January 1, 2014	42,500
Withdrawals	3,000
Renegotiation Fee	106
Repayments	(24,614)
Balance at December 31, 2014	20,992
Withdrawals	9,000
Repayments	(13,272)
Balance at September 30, 2015	16,720

In September 2015, the Company closed a loan facility for $9,000 from a bank in the Congo, Banque Commerciale du Congo ("BCDC"), at a rate of 9.5% interest to be repaid in nineteen equal monthly installments beginning in January 2016. During the three months ended September 30, 2015, the Company fully repaid the $3,000 credit facility from Rawbank.

The Company has accrued interest on the facilities of $80 as of September 30, 2015 (December 31, 2014 - $154) under accrued liabilities in its interim condensed consolidated statement of financial position. The Company has recorded interest expense of $nil and $nil, for the three and nine months ended September 30, 2015 (three and nine month periods ended September 30, 2014 - $119 and $770, respectively) and $176 and $1,166, respectively, was recorded in mine under construction for the three and nine month periods ended September 30, 2015 (three and nine month periods September 30, 2014 - $470 and $1,627) in relation to the bank loans.

16.	OTHER LIABILITIES

a)	Finance lease

The gross finance lease liabilities are repayable as follows:

	September 30,	December 31,
	2015	2014
	$	$
Within one year	2,537	-
Between two and five years	2,075	-
	4,612	-
Future interest	(800)	-
Present value of finance lease liabilities	3,812	-

The present values of finance lease liabilities are repayable as follows:

	September 30,	December 31,
	2015	2014
	$	$
Within one year	1,920	-
Between two and five years	1,892	-
Finance	3,812	-

The finance lease recognized in the current period relate to mobile equipment. Under the finance lease agreement, the Company has the option to purchase the equipment at any time by paying the remaining balance of the contract. The carrying amounts of the assets under lease as at September 30, 2015 is $4,500.The determination of whether an arrangement is, or contains, a lease is based on the substance of the contractual arrangement at inception date, including whether the arrangement contains the use of a specific asset and the right to use that asset. Where the Company receives substantially all the risks and rewards of ownership of the asset, these arrangements are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, with the interest element of the lease charged to the consolidated statement of comprehensive (loss)/income as a finance cost. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

All other leases are classified as operating leases. Operating lease payments are recognized in the consolidated statement of comprehensive (loss)/income on a straight-line basis over the lease term.

b)	Employee retention allowance

The Company has an employee retention incentive plan under which an amount equal to one-month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company). To qualify for this retention allowance, an employee must complete two years of service with the Company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at September 30, 2015, the Company had accrued a liability of $3,844 (December 31, 2014 - $3,405).

The following table summarizes information about changes to the Company’s employee retention allowance during the nine months ended September 30, 2015. As of September 30, 2015, retention allowance has been re-classified as a non-current liability in the statement of financial position.

$
Balance as at January 1, 2014	2,777
Additions	899
Forfeitures	(92)
Payments to employees	(179)
Balance as at December 31, 2014	3,405
Additions	847
Forfeitures	(127)
Payments to employees	(281)
Balance as at September 30, 2015	3,844

17.	DERIVATIVE INSTRUMENTS

a)	Gold Prepayment Arrangements

In February 2015, the Company closed a gold forward sale agreement relating to the Twangiza mine. The agreement provided for the prepayment by the purchaser of $20,000 for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month. The forward sale may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 20%. The terms of the forward sale also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. In April 2015, the Company closed a second gold forward sale agreement relating to the Twangiza mine. This agreement also provided for the prepayment by the purchaser of $20,000 for its purchase of 22,248 ounces of gold from the Twangiza mine, with the same terms as the first gold forward sale agreement referred to above. In September 2015, the said second gold forward sale agreement was amended for an additional prepayment by the purchaser of $7,000 for its purchase of an additional 8,481 ounces of gold from the Twangiza mine, with the gold deliverable beginning January 2016 over 33 months at 257 ounces per month. The Company has classified the obligation under the agreements as a financial instrument at fair value through profit or loss based on the intent, terms and nature of the agreements. Transaction costs of $nil and $300 were expensed during the three and nine months ended September 30, 2015, respectively, to the interim condensed consolidated statement of comprehensive (loss)/income. As at September 30, 2015, a fair value of $42,946 was included in derivative instruments and for the three and nine months ended September 30, 2015 a loss of $2,612 and $3,719 respectively, relating to the revaluation of the instrument was reflected in the interim condensed consolidated statement of comprehensive (loss)/income. The Company has classified $25,559 as non-current based on the expected timing of extinguishing the instrument.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

In February 2015, the Company closed a gold prepayment arrangement with Auramet for $3,000 to deliver 840 ounces each for three consecutive months. The Company classified the obligation under the agreement as a financial instrument at fair value through profit or loss based on the intent, terms and nature of the agreement. The first delivery was made in March 2015. As at September 30, 2015, the Company had delivered all ounces for this arrangement. During the three and nine months ended September 30, 2015, a loss of $nil and $24, respectively, relating to the revaluation of the instrument was reflected in the interim condensed consolidated statement of comprehensive (loss)/income.

In May 2015, the Company closed a gold forward sale agreement with Rawbank SA relating to the Twangiza mine. The agreement provided a prepayment of $10,000 for the delivery of 9,508 ounces of gold in monthly quantities of 396 ounces over a period of 24 months. The agreement may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 13%. The terms of the agreement also include a gold floor price mechanism whereby, if the gold price falls below $1,150 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,150 per ounce for that month. As at September 30, 2015, a fair value of $7,841 was included in derivative instruments and for the three and nine months ended September 30, 2015, the Company reflected a gain of $358 and $309 in the interim condensed consolidated statement of comprehensive (loss)/income relating to the revaluation of the instrument. Based on the expected timing of deliveries, an amount of $3,124 has been classified as non-current.

In August 2015, the Company closed an agreement with a project vendor to deliver 2,842 ounces of gold in monthly quantities of 129 ounces over a period of 22 months. The agreement may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 19%. The terms of the agreement also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. As at September 30, 2015, a fair value of $2,271 was included in derivative instruments and for the three and nine months ended September 30, 2015, the Company reflected a loss of $113 in the interim condensed consolidated statement of comprehensive (loss)/income relating to the revaluation of the instrument. Based on the expected timing of deliveries, an amount of $637 has been classified as non-current.

As at December 31 2014, the Company had an outstanding obligation, valued at $1,291, for the delivery of 535 ounces per month in January and February 2015. In February 2015, the Company had delivered all ounces for this arrangement. A fair value loss of $nil and $111 on this obligation was reflected for the three and nine months ended September 30, 2015, respectively, in the interim condensed consolidated statement of comprehensive (loss)/income.

	Twangiza GSA	Rawbank	Project Vendor	Total
	$	$	$	$
Prepayment received	47,000	10,000	2,894	59,894
Gold delivered	(8,598)	(1,850)	(736)	(11,184)
Fair value loss/(gain)	4,544	(309)	113	4,348
Balance as at September 30, 2015	42,946	7,841	2,271	53,058
Current portion	17,387	4,717	1,634	23,738
Non-current portion	25,559	3,124	637	29,320

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

b)	Call Options

In connection with a gold prepayment arrangement in August 2015, the Company issued call options for the purchase of 1,500 ounces of gold at a price of $1,185 per ounce, 500 ounces of gold at a price of Cdn $1,500 per ounce, both of which expired unexercised during September 2015, and an additional 500 ounces of gold at a price of $1,200 per ounce in October 2015, which remain outstanding as at September 30, 2015. The call options were initially recognized at their fair value of $11. During the three and nine months ending September 30, 2015, the Company reflected a fair value gain of $11 on these call options in the interim condensed consolidated statement of comprehensive (loss)/income (three and nine months ended September 30, 2014 - $nil).

In connection with the gold prepayment arrangement in February 2015, the Company issued call options for the purchase of 6,000 ounces of gold in September 2015 at a price of $1,300 per ounce. The call options were initially recognized at their fair value of $96 and expired unexercised. During the three and nine months ended September 30, 2015, the Company reflected a realized fair value gain of $nil and $96 on these call options in the interim condensed consolidated statement of comprehensive (loss)/income (three and nine months ended September 30, 2014 - $nil).

As at June 30, 2015, the Company had outstanding call options for the purchase of 1,250 ounces of gold per month for 3 months starting in July 2015 at a price of $1,400 per ounce. During the nine months ended September 30, 2015, all of these call options expired unexercised. During the three and nine months ended September 30, 2015, the Company reflected a realized fair value gain of $nil and $16, respectively on these call options in the interim condensed consolidated statement of comprehensive (loss)/income (three and nine months ended September 30, 2014 - $nil).

c)	Warrants to Purchase Common Shares

On August 18, 2014, warrants were issued as a part of a debt facility arranged by the Company (see Note 19). The warrants entitle the holders thereof to acquire 13.3 million common shares of the Company at a price of Cdn$0.269 per share for a period of 3 years, expiring August 18, 2017. As at September 30, 2015, all warrants issued were outstanding. For the three and nine months ended September 30, 2015, the Company reflected a fair value gain on the revaluation of these warrants of $1,384 and a fair value loss of $165, respectively, in the interim condensed consolidated statement of comprehensive (loss)/income (three and nine months periods ended September 30, 2014 – fair value gain of $10 and $10). As of September 30, 2015, the Company recorded a fair value derivative liability of $251 (December 31, 2014 - $86). As of September 30, 2015, warrants have been classified as a current liability on the statement of financial position.

$
Fair value, December 31, 2014	86
Fair value loss	165
Balance as at September 30, 2015	251

18.	PROVISION FOR CLOSURE AND RECLAMATION

The Company recognizes a provision related to its constructive and legal obligations in the Congo to restore its properties. The cost of this obligation is determined based on the expected future level of activity and costs related to decommissioning the mines and restoring the properties. The provision for the Twangiza mine is calculated at the net present value of the estimated future undiscounted cash flows using an interest rate of 9.57% and estimated future undiscounted liability of $9,060 (December 31, 2014 - $9,060). For the nine months ended September 30, 2015, it was determined that the mine life was extended to 14 years, from 10 years, due to the increased reserve capacity at Twangiza. The provision for the Namoya mine is calculated at the net present value of the future estimated undiscounted liability using an interest rate of 9.57%, a mine life of 10 years, and estimated future undiscounted liability of $10,525 (December 31, 2014 - $10,281). For the three and nine months ended September 30, 2015, the Company recorded accretion expense of $160 and $506 (three and nine months ended September 30, 2014 - $209 and $464) in the interim condensed consolidated statement of comprehensive (loss)/income. As at September 30, 2015, the Company recorded a provision for mine rehabilitation of $7,220 (December 31, 2014 - $7,755).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	Twangiza	Namoya	Total
	Mine	Mine
	$	$	$
Balance at January 1, 2014	2,023	2,195	4,218
Change in discount rate	1,371	1,557	2,928
Unwinding of the discount rate	293	327	620
Addition/(decrease) in obligation	(54)	43	(11)
Balance at December 31, 2014	3,633	4,122	7,755
Change in life of mine	(1,142)	-	(1,142)
Additions	-	101	101
Unwinding of the discount rate	210	296	506
Balance at September 30, 2015	2,701	4,519	7,220

19.	LONG-TERM DEBT

On August 18, 2014, the Company closed a liquidity backstop facility (the “Facility”) for gross aggregate proceeds of up to $35,000. The Facility provided for the issuance by the Company of two classes of notes, defined as Priority Lien Notes and Parity Lien Notes, as well as common share purchase warrants of the Company (see Note 17c). The notes had a maturity date of July 31, 2016, but were prepaid as a part of the Namoya gold streaming transaction completed on April 30, 2015. Any interest payable on or before July 31, 2015 could be capitalized monthly by the Company by adding the accrued interest to the outstanding principal of the notes. The amount of capitalized interest up to the date of prepayment was $4,878.

On August 18, 2014, the Company drew down under the Facility a total of $27,700 ($19,700 in Priority Lien Notes and $8,000 in Parity Lien Notes). On August 29, 2014, the Company drew down under the Facility an additional $3,000 (evidenced by Priority Lien Notes). The monthly interest payable on the notes from August 31 to December 31 was capitalized. On October 17, 2014, the Company drew down the remaining balance of $4,300 in Priority Lien Notes. On December 9, 2014, the Facility was amended to increase the aggregate proceeds limit to $37,000 and the Company drew down an additional $2,000 in Parity Lien Notes.

The Company recognized the long-term debt portion of the securities issued under the Facility, at a fair value of $36,640 less transaction costs of $1,143, in its interim condensed consolidated statement of financial position. As a portion of the proceeds from the Facility is attributable to the construction of the Namoya mine, the Company capitalized 100% of borrowing costs for the $2,000 in Parity Lien Notes and the related portion of all other borrowing costs calculated using a rate of 21.91% . For the three and nine months ended September 30, 2015, the Company capitalized borrowing costs of $nil and $680 respectively (three and nine months ended September 30, 2014 - $149) to Mine under Construction and recognized $nil and $1,829, respectively (three and nine months ended September 30, 2014 - $530) of borrowing costs under finance expense in its interim condensed consolidated statement of comprehensive (loss)/income. As of September 30, 2015, the Company included capitalized interest on the outstanding principal of $nil (December 31, 2014 - $2,369) under long-term debt in its interim condensed consolidated statement of financial position. In April 2015, the entire Facility was repaid in the amount of $40,374, including capitalized interest of $4,878. The repayment resulted in a loss on extinguishment of $327.

On March 2, 2012, the Company closed a debt offering for gross proceeds of $175,000 (the ‘‘Offering’’). A total of 175,000 units (the ‘‘Units’’) of the Company were issued. Each Unit consisted of $1 principal amount of notes (“the Notes”) and 48 common share purchase warrants (the “Warrants”) of the Company. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $6.65 for a period of five years, expiring March 1, 2017.

The Company recognized the long-term debt portion of the Units, at its fair value of $160,959 less transaction costs of $9,197, in its interim condensed consolidated statement of financial position. The residual value of $14,041 less $789 in transaction costs has been attributed to the Warrants. As a portion of the proceeds from the Offering is attributable to the construction of the Namoya mine, the Company will capitalize the related portion, 88%, of all borrowing costs. As at September 30, 2015, the fair value of the long-term debt is $70,000 (December 31, 2014 - $113,750) which is valued using a market approach. For the three and nine months ended September 30, 2015, the Company capitalized borrowing costs of $4,954 and $14,863 (three and nine months ended September 30, 2014 – $4,820 and $14,458) to Mine under Construction and recognized $760 and $2,065 (three and nine months ended September, 2014 - $742 and $2,081) of borrowing costs under finance expense in its interim condensed consolidated statement of comprehensive (loss)/income. As of September 30, 2015, the Company included accrued interest on the long-term debt of $1,458 (December 31, 2014 - $5,833) under accrued liabilities in its interim condensed consolidated statement of financial position.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The Company has complied with its long-term debt covenants as at September 30, 2015.

	Offering	Facility	Total
	$	$	$
Balance at January 1, 2014	158,599	-	158,599
Debt issued	-	35,497	35,497
Accretion and capitalized interest	4,456	2,369	6,825
Balance at December 31, 2014	163,055	37,866	200,921

Accretion and capitalized interest	3,804	2,508	6,312
Extinguishment	-	(40,374)	(40,374)
Balance at September 30, 2015	166,859	-	166,859

The table below details the timing of payments for principal and interest on the long-term debt:

		Payments due by period
		Less than	One to three	Three to four	After four
	Total	one year	years	years	years
	$	$	$	$	$
Offering debt	175,000	-	175,000	-	-
Offering debt interest	26,250	17,500	8,750	-	-

20.	PREFERENCE SHARES

a)	Authorized

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series shall be ranked on a parity with the preference shares of every other series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

b)	Issued

On April 25, 2013 (the “Closing Date”), the Company issued 116,000 series A preference shares of the Company at a price of $25 per series A preference share (“Series A Shares”) and 1,200,000 preferred shares of a subsidiary (“Subco”) of the Company (the “Subco Shares”) combined with 1,200,000 associated series B preference shares (“Series B Shares”) of the Company at a price of $25 per combined Subco Share and Series B Share, for gross aggregate proceeds of $32,900. Collectively, the Series A Shares and Subco Shares are referred to as the “Preference Shares”.

Quarterly preferential cumulative cash dividends will accrue and, if, as and when declared by the applicable board of directors are payable on the last day of each of March, June, September and December in each year from the date of issuance. The amount of dividends that will accrue on the Preference Shares on any dividend payment date shall be an amount per share equal to the product obtained by multiplying (i) the Dividend Liquidation Preference (as defined below) on such dividend payment date by (ii) the quotient obtained by dividing (A) the Production Schedule Yield (as defined below) on such dividend payment date by (B) four.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The “Dividend Liquidation Preference” of a Preference Share on any dividend payment date means an amount equal to (i) the simple average of the afternoon London Gold Fix price per troy ounce for each trading day during the three month period ending on the immediately preceding dividend payment date multiplied by (ii) 0.017501.

The “Production Schedule Yield” means for any dividend payment date the percentage rate appearing under the heading “Annual Dividend Yield” in the table below corresponding to the Monthly Production Level for such dividend payment date (where Monthly Production Level for any dividend payment date refers to the average monthly production level during the three-month period ending on the immediately preceding dividend payment date).

Monthly Production	Annual Dividend
Level (ounces)	Yield (%)
< 8,001	10.00
8,001 - 9,000	10.50
9,001 - 10,000	11.00
10,001 - 11,000	11.50
11,001 - 12,000	12.00
12,001 - 13,000	12.50
13,001 - 14,000	13.00
14,001 - 15,000	13.50
15,001 - 16,000	14.00
16,001 - 17,000	14.50
> 17,000	15.00

The Preference Shares are not redeemable at the option of the Company or Subco, as applicable, until the later of (i) the first date on which the Company and its subsidiaries have achieved total cumulative gold production of 800,000 ounces from and including the Closing Date and (ii) the date that is five years from the Closing Date.

Commencing on the first day after the date that is five years from the Closing Date, for so long as the Company and its subsidiaries have achieved total cumulative gold production that is less than 800,000 ounces from the Closing Date, each holder of the Preference Shares will have the option at any time to require the Company or Subco, as applicable, to redeem all or a part of its Preference Shares.

Commencing on the tenth anniversary of the Closing Date, each holder of a Preference Share will have the option at any time to require the Company or Subco, as applicable, to redeem the Preference Shares legally available for such purpose.

The Series B Shares were issued for a nominal price and are held by the sole holder of all of the Subco Shares. The terms of the Series B Shares provide that, in the event that two quarterly dividend payments (whether or not consecutive) on the Subco Shares or the Series A Shares shall have accrued and been unpaid, the holders of the Series B Shares will be entitled to notice of, and to attend, at each annual and special meeting of shareholders or action by written consent at which directors of the Company will be elected and will be entitled to a separate class vote, together with the holders of the Series A Shares and the holders of any other series of shares of the Company ranking on a parity with such Series B Shares or Series A Shares either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable to elect two members to the board of directors of the Company (each a "Preferred Holder Director") until dividends on the Subco Shares or Series A Shares have been paid in full or declared and set apart in trust for payment (whereupon such right shall cease unless and until another quarterly dividend payment on the Subco Shares or Series A Shares shall have accrued and been unpaid).

The Company has classified the Preference Shares as financial instruments measured at fair value through profit or loss for reporting purposes given that the shares contain an embedded derivative since they may possibly be redeemed at the option of the holder at a future date at a value based on future circumstances. The Preference Shares are revalued at each reporting date, with a gain or loss reported in the Company’s interim condensed consolidated statement of comprehensive (loss)/income. On issuance, the Company recognized the Preference Shares at their fair value of $32,900 in its interim condensed consolidated statement of financial position. As at September 30, 2015, the Company has recognized the Preference Shares at their fair value of $27,941 (December 31, 2014 - $32,626). For the three and nine months ended September 30, 2015, a gain of $1,622 and $3,095 was recorded in the interim condensed consolidated statement of comprehensive (loss)/income for the change in fair value of the derivative financial liability (three and nine months ended September 30, 2014 – gain of $2,257 and $18). As at September 30, 2015, accrued dividends of $nil were included in the Preference Shares balance. The fair value of the Preference Shares was obtained by using a market approach.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

During the nine months ended September 30, 2015, the Company declared and paid dividends on the Preference Shares in the amount of $3,514 in respect of the dividend payment dates of September 31, 2014, December 31, 2014, March 31, 2015, and June 30, 2015. As at September 30, 2015, accrued dividends of $927 in respect of the dividend payment date of September 30, 2015 were included in accrued liabilities. For the three and nine months ended September 30, 2015, $155 and $461 of dividends were capitalized to mine under construction.

In February 2014, the Company completed a $40,000 financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares (collectively, the “Private Placement Preferred Shares”) of two of the Company's subsidiaries (Namoya (Barbados) Limited and Twangiza (Barbados) Limited). The Private Placement Preferred Shares pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their Private Placement Preferred Shares into 63 million common shares of the Company at a strike price of $0.5673 per common share. A portion of the proceeds from the Private Placement were used towards the completion of the Namoya Mine; therefore, a portion of the dividends accrued and paid were capitalized to mine under construction. The first four dividend payments on the Private Placement Preferred Shares could be deferred by the Company and accumulated at an annual rate of 10%. The dividend payments due on September 2, 2014, December 1, 2014 and March 1, 2015 were deferred. During the three months and nine months ended September 30, 2015, dividends of $868 and $1,736, respectively, were paid.

The Company has elected to classify the Private Placement Preferred Shares as financial instruments measured at fair value through profit or loss for reporting purposes given that the shares comprise multiple embedded derivatives. The Private Placement Preferred Shares are revalued at each reporting date, with a gain or loss reported in the Company’s interim condensed consolidated statement of comprehensive (loss)/income. On issuance, the Company recognized the Private Placement Preferred Shares at their fair value of $40,000 in its interim condensed consolidated statement of financial position. As at September 30, 2015, the Company has recognized the Private Placement Preferred Shares at their fair value of $39,752 (December 31, 2014 - $38,490). For the three and nine months ended September 30, 2015, a gain of $466 and loss of $1,262 respectively, were included in the interim condensed consolidated statement of comprehensive (loss)/income for the change in fair value of the derivative financial liability (three and nine month periods ended September 30, 2014 – gain of $746 and $1,554). The fair value of the Private Placement Preferred Shares was obtained by using a market approach. As at September 30, 2015, capitalized dividends of $3,634 were included in the Private Placement Preferred Shares balance of $39,752 (December 31, 2014 – capitalized dividends of $2,591). For the three and nine months ended September 30, 2015, dividends of $284 and $1,004, respectively, were capitalized to mine under construction (three and nine month periods ended September 30, 2014 - $349 and $611) and for the three and nine months ended September 30, 2015, dividend expense of $586 and $2,062 were reflected in the interim condensed consolidated statement of comprehensive (loss)/income (three and nine months ended September 30, 2014 - $538 and $1,256).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Issued and outstanding preference/preferred shares are as follows (number of shares in thousands):

	Number of Shares	Fair Value
	(in thousands)	$
Series A Preference Shares
Balance as at January 1, 2014	116	2,466
Accrued cumulative dividends	-	140
Change in fair value during the year	-	271
Balance as at December 31, 2014	116	2,877
Accrued cumulative dividends	-	75
Dividend payments	-	(215)
Change in fair value during the period	-	(273)
Balance as at September 30, 2015	116	2,464

Subco Shares*
Balance as at January 1, 2014	1,200	25,506
Accrued cumulative dividends	-	1,450
Change in fair value during the year	-	2,793
Balance as at December 31, 2014	1,200	29,749
Accrued cumulative dividends	-	774
Dividend payments	-	(2,224)
Change in fair value during the period	-	(2,822)
Balance as at September 30, 2015	1,200	25,477

Namoya Barbados Private Placement Preferred Shares
Issued on February 28, 2014	20	20,000
Issued as dividends-in-kind	1	-
Change in fair value during the year	-	(755)
Balance as at December 31, 2014	21	19,245
Issued as dividends-in-kind	-	-
Change in fair value during the period	-	631
Balance as at September 30, 2015	21	19,876

Twangiza Barbados Private Placement Preferred Shares
Issued on February 28, 2014	20	20,000
Issued as dividends-in-kind	1	-
Change in fair value during the year	-	(755)
Balance as at December 31, 2014	21	19,245
Issued as dividends-in-kind	-	-
Change in fair value during the period	-	631
Balance as at September 30, 2015	21	19,876

Total Balance as at December 31, 2014		71,116
Total Balance as at September 30, 2015		67,693

*There are another 1,200 series B preference shares of the Company associated with the Subco Shares.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

21.	SHARE CAPITAL

a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, with no par value. All share, option and warrant amounts are presented in thousands.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designation, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

As of September 30, 2015, the Company had 252,151 common shares issued and outstanding (December 31, 2014 – 252,101).

	Number of shares
	(in thousands)	Amount
Balance as at Jan 1, 2014	252,101	$518,615

Balance as at December 31, 2014	252,101	$518,615

Exercise of stock options	50	12
Balance as at September 30, 2015	252,151	$518,627

b)	Share purchase warrants (in thousands)

As part of the Offering disclosed in Note 19, the Company issued to the investors 8,400 Warrants, each of which is exercisable to acquire one common share of the Company at a price of $6.65 until March 1, 2017. As of September 30 2015, the Company had 8,400 Warrants outstanding (December 31, 2014 – 8,400).

In April 2013, the Company issued 735 broker warrants each of which was exercisable to acquire one common share of the Company at a price of Cdn$3.25 until February 24, 2015. As of September 30, 2015, all of these warrants were expired (December 31, 2014 – 735).

On August 18, 2014, warrants were issued as a part of a debt facility arranged by the Company (see Note 19). The warrants entitle the holders thereof to acquire 13.3 million common shares of the Company at a price of Cdn$0.269 per share for a period of 3 years, expiring August 18, 2017. As of September 30, 2015, all warrants were outstanding.

c)	(Loss)/income per share

(Loss)/income per share was calculated on the basis of the weighted average number of common shares outstanding for the three and nine months ended September 30, 2015, amounting to 252,151 and 252,130, respectively (three and nine months ended September 30, 2014 – 252,101) common shares. Diluted income per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the three and nine months ended September 30, 2015 is 252,151 and 252,130 common shares (three and nine months ended September 30, 2014 – 252,101). During the three and nine months ended September 30, 2015, 1,815 and 1,533 potential common shares related to stock option and warrants that would dilute basic earnings per share have not been included as they are anti-dilutive.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

22.	SHARE-BASED PAYMENTS

a)	Stock option plan

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the closing market price of the shares on the day prior to the grant date.

Options granted typically have a contractual life of five years from the date of grant. Options granted during 2015 had a vesting schedule of one-third of the options vesting on the grant date, one-third on the 12 month anniversary, and the remaining third on the 24 month anniversary.

The following tables summarize information about stock options (option numbers in thousands):

For the nine months ended September 30, 2015:

		During the Period					Weighted
							average
Exercise Price Range	Opening					Closing	remaining	Vested &	Unvested
(Cdn$)	Balance	Granted	Exercised	Forfeiture	Expired	Balance	contractual	Exercisable
							life (years)
0.00 - 0.79	-	10,460	(50)	(215)	-	10,195	4.33	3,399	6,796
0.80 - 1.00	5,690	-	-	(285)	-	5,405	3.41	4,620	785
1.01 - 2.35	1,935	-	-	(722)	(1,212)	1	0.00	1	-
2.36 - 4.75	7,921	-	-	(1,601)	(20)	6,300	1.31	6,300	-
	15,546	10,460	(50)	(2,823)	(1,232)	21,901	3.12	14,320	7,581
Weighted Average Exercise Price (Cdn$)	3.01	0.21	0.20	3.25	2.18	1.59		2.29	0.27

For the nine months ended September 30, 2014:

Exercise Price Range	Opening	During the Period				Closing	Weighted average	Vested &	Unvested
(Cdn$)	Balance					Balance	remaining	Exercisable
		Granted	Exercised	Forfeiture	Expired		contractual
							life (years)
0.80 - 0.99	2,830	3,465	-	(225)	-	6,070	4.40	320	5,750
1.00 - 2.35	3,822	60	-	(401)	(1,765)	1,716	0.81	1,716	-
2.40 - 4.75	8,984	-	-	(840)	(50)	8,094	2.33	8,094	-
	15,636	3,525	-	(1,466)	(1,815)	15,880	2.02	10,130	5,750
Weighted Average Exercise Price (Cdn$)	3.26	0.80		2.94	2.17	2.87		4.00	0.89

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date, expected price volatility of the underlying share based on the historical weekly share price, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

There were 10,460 stock options granted during the nine months ended September 30, 2015. The assessed fair value, using the Black-Scholes option pricing model, of stock options granted during the nine-month ended September 30, 2015 was a weighted average Cdn$0.12 per stock option.

The following table sets out model inputs for stock options granted during the nine months ended September 30, 2015 and year ended December 31, 2014:

Year ended	September 30, 2015	December 31, 2014
Risk free interest rate	0.46 - 1.00%	1.05 - 1.10%
Expected life	3 years	3 years
Annualized volatility	85.64 - 93.46%	75.99 - 76.27%
Dividend yield	0.00%	0.00%
Forfeiture rate	2.00%	2.00%
Grant date fair value	$0.09 - $0.25	$0.16 - $0.27

During the three and nine months ended September 30, 2015, the Company recognized in the interim condensed consolidated statement of comprehensive (loss)/income an expense of $92 and $649 (three and nine month periods ended September 30, 2014 – $209 and $460) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $22 and $159 for the three and nine months ended September 30, 2015, respectively, (three and nine month periods ended September 30, 2014 – $60 and $163) related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized to the exploration and evaluation asset and to mine under construction.

These amounts were credited accordingly to contributed surplus in the interim condensed consolidated statements of financial position.

b)	Share Appreciation Rights Plan

In June 2013, the Company established an incentive Share Appreciation Rights (“SARs”) Plan under which non-transferable cash-settled SARs may be granted to directors, officers, or employees of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the SAR, and the exercise of the SARs granted is not dependent on any performance-based criteria.

Under this SARs Plan, all of the SARs granted to date vest on the 12 month anniversary of their grant date. SARs granted to date have a contractual life of two years from the date of grant. As at September 30, 2015 the SARs granted to date had expired.

The following tables summarize information about SARs (number of SARS in thousands) during the nine months ended September 30, 2015:

		During the Period					Weighted
							average
Exercise Price (Cdn$)	Opening					Closing	remaining	Vested &	Unvested
	Balance	Granted	Exercised	Forfeiture	Expired	Balance	contractual	Exercisable
							life (years)
$2.30	500	-	-	-	(500)	-	-	-	-
	500	-	-	-	(500)	-	-	-	-
Weighted Average Exercise Price (Cdn$)	2.30	-	-	-	-	-	-	-	-

The fair value at grant date and at each reporting date is determined using a Black-Scholes option pricing model. The expected price volatility is based on the historic volatility (based on the remaining life of the SARs), adjusted for any expected changes to future volatility due to publicly available information.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

During the three and nine months ended September 30, 2015, the Company recognized in the interim condensed consolidated statement of comprehensive (loss)/income a change in fair value of $nil, (three and nine month periods ended September 30, 2014 - $8 and $24) representing the fair value at the date of grant of SARs, less changes in fair value, previously granted under the Company’s SARs Plan.

23.	COMMITMENTS AND CONTINGENCIES

The Company has entered into a number of leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments for office premises as at September 30, 2015 are as follows:

2015	$119
2016	476
2017	296
$891

The Company is committed to the payment of surface fees and taxes on its 14 exploration permits. The surface fees and taxes are required to be paid annually under the Congo Mining Code in order to keep exploration permits in good standing.

In addition to the above matters, the Company and its subsidiaries are also subject to routine legal proceedings and tax audits. The Company does not believe that the outcome of any of these matters, individually or in aggregate, would have a material effect on its consolidated income/loss, cash flow or financial position.

24.	RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Executive Chairman, the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and six months ended September 30, 2015 and 2014 was as follows:

	Three months ended,		Nine months ended,
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$
Short-term employee benefits	857	713	2,507	1,990
Share-based payments	85	216	591	514
Other benefits	19	20	57	53
Employee retention allowance	63	53	189	145
	1,024	1,002	3,344	2,702

As of September 30, 2015, the Company had an outstanding balance of $689 owed as a part of the 2013 settlement with the former CEO. It is payable in monthly installments expiring in the second quarter of 2016.

During the three and nine months ended September 30, 2015, directors fees of $97 and $227 (three and nine month months ended September 30, 2014 - $139 and $308) were incurred for non-executive directors of the Company. As of September 30, 2015, $nil was included in accrued liabilities as a payable to three directors (December 31, 2014 - $86).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

25.	SEGMENTED REPORTING

The Company has three reportable segments: mining operations, mineral exploration, and the development of precious metal projects in the Congo. The operations of the Company are located in two geographic locations: Canada and the Congo. The Company’s corporate head office is located in Canada and is not an operating segment. All of the Company’s operating revenues are earned from production in the Congo and its mining, exploration and development projects are located in the Congo. All of the Company’s revenues from the sale of gold bullion in the Congo are to a single customer.

For the three months ended
September 30, 2015	Mining
	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Operating revenue	38,504	-	-	-	38,504
Total mine operating expenses	(23,084)	-	-	-	(23,084)
Gross earnings from operations	15,420	-	-	-	15,420

General and administrative	(1,005)	-	-	(1,416)	(2,421)
Share-based payments	(10)	-	-	(82)	(92)
Other charges and provisions	(2,368)	-	(113)	3,481	1,000
Impairment charges	-	-	(23,000)	-	(23,000)
Net income/(loss) from operations	12,037	-	(23,113)	1,983	(9,093)

Finance expenses	(832)	-	(99)	(2,208)	(3,139)
Foreign exchange (loss)/gain	(217)	-	-	237	20
Interest income	-	-	-	1	1
Net income/(loss)	10,988	-	(23,212)	13	(12,211)

Gross capital expenditures	9,065	2,863	36,853	-	48,781

For the three months ended	Mining
September 30, 2014	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Operating revenue	33,285	-	-	-	33,285
Total mine operating expenses	(25,192)	-	-	-	(25,192)
Gross earnings from operations	8,093	-	-	-	8,093

General and administrative	(1,569)	-	-	(1,559)	(3,128)
Share-based payments	(20)	-	-	(181)	(201)
Other charges and provisions	-	-	-	3,003	3,003

Net income from operations	6,504	-	-	1,263	7,767

Finance expenses	(1,153)	-	(82)	(2,580)	(3,815)
Foreign exchange (loss)/gain	(20)	-	-	(182)	(202)
Interest income	-	-	-	-	-
Net income/(loss)	5,331	-	(82)	(1,499)	3,750

Gross capital expenditures	2,356	2,193	30,483	30	35,062

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

For the nine months ended
September 30, 2015	Mining
	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Operating revenue	122,104	-	-	-	122,104
Total mine operating expenses	(75,433)	-	-	-	(75,433)
Gross earnings from operations	46,671	-	-	-	46,671

General and administrative	(3,791)	-	-	(5,080)	(8,871)
Share-based payments	(85)	-	-	(564)	(649)
Other charges and provisions	(4,497)	-	(113)	2,833	(1,777)
Impairment charges	-	-	(73,200)	-	(73,200)
Net income/(loss) from operations	38,298	-	(73,313)	(2,811)	(37,826)

Finance expenses	(3,964)	-	(296)	(12,218)	(16,478)
Foreign exchange (loss)/gain	(262)	-	-	466	204
Interest income	-	-	-	3	3
Net income/(loss)	34,072	-	(73,609)	(14,560)	(54,097)

Gross capital expenditures	14,083	7,953	92,841	-	114,877

For the nine months ended	Mining
September 30, 2014	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Operating revenue	90,258	-	-	-	90,258
Total mine operating expenses	(71,833)	-	-	-	(71,833)
Gross earnings from operations	18,425	-	-	-	18,425

General and administrative	(2,528)	-	-	(4,655)	(7,183)
Share-based payments	15	-	-	(451)	(436)
Other charges and provisions	-	-	-	339	339

Net income/(loss) from operations	15,912	-	-	(4,767)	11,145

Finance expenses	(3,334)	-	(245)	(7,289)	(10,868)
Foreign exchange (loss)/gain	(20)	-	-	(213)	(233)
Interest income	-	-	-	4	4
Net income/(loss)	12,558	-	(245)	(12,565)	48

Gross capital expenditures	11,125	9,250	73,685	80	94,140

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Certain items from the Company’s statements of financial position are as follows:

September 30, 2015	Mining
	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Total non-current assets	274,250	138,222	408,604	274	821,350
Total assets	312,316	139,184	417,349	957	869,806
Provision for closure and reclamation	(2,701)	-	(4,519)	-	(7,220)
Long-term debt	-	-	-	(166,859)	(166,859)
Long-term portion of bank loans	-	-	(4,458)	-	(4,458)
Total liabilities	(83,606)	(4,687)	(102,081)	(241,126)	(431,500)

December 31, 2014	Mining
	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Total non-current assets	281,278	130,464	431,167	1,253	844,162
Total assets	315,599	131,313	438,241	2,329	887,482
Provision for closure and reclamation	(3,633)	-	(4,122)	-	(7,755)
Long-term debt	-	-	-	(200,921)	(200,921)
Long-term portion of bank loans	-	-	(3,869)	-	(3,869)
Total liabilities	(41,287)	(6,361)	(63,099)	(284,231)	(394,978)

Geographic segmentation of non-current assets is as follows:

September 30, 2015	Property, Plant and	Mine Under	Exploration and	Long-term	Inventory
	Equipment	Construction	Evaluation	Investment		Total
	$	$	$	$	$	$
Congo	291,793	387,713	137,912	-	3,658	821,076
Canada	130	-	-	144	-	274
	291,923	387,713	137,912	144	3,658	821,350

December 31, 2014	Property, Plant and	Mine Under	Exploration and	Long-term	Inventory
	Equipment	Construction	Evaluation	Investment		Total
	$	$	$	$	$	$
Congo	294,818	414,258	129,959	-	3,874	842,909
Canada	192	-	-	1,061	-	1,253
	295,010	414,258	129,959	1,061	3,874	844,162

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

26.	PRODUCTION COSTS

Production costs for the Company’s Twangiza Mine for the three and nine months ended September 30, 2015 and 2014 are as follows:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$
Raw materials and consumables	(8,688)	(7,889)	(25,976)	(25,037)
Salaries	(4,156)	(4,006)	(13,123)	(10,976)
Contractors	(2,548)	(1,980)	(8,547)	(6,796)
Other overhead	(3,196)	(2,644)	(9,095)	(7,432)
Inventory adjustments	1,325	(178)	640	(2,161)
	(17,263)	(16,697)	(56,101)	(52,402)

27.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$
Salaries and employee benefits	(805)	(687)	(2,524)	(2,147)
Consulting, management, and professional fees	(177)	(455)	(989)	(1,008)
Office and sundry	(382)	(287)	(1,715)	(979)
Congo corporate office	(857)	(1,479)	(2,861)	(2,396)
Depreciation	(13)	(18)	(61)	(49)
Other	(187)	(202)	(721)	(604)
	(2,421)	(3,128)	(8,871)	(7,183)

28.	FINANCE EXPENSES

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2015	2014	2015	2014
		$	$	$	$
Dividends on Preference Shares	20	(771)	(737)	(2,387)	(2,224)
Dividends on Private Placement Preferred Shares	20	(586)	(538)	(2,064)	(1,256)
Transaction costs	19, 20	(93)	(10)	(4,702)	(1,220)
Interest and bank charges		(1,550)	(2,376)	(6,840)	(5,704)
Accretion	18	(160)	(154)	(506)	(464)
Income from derivative instruments		21	-	21	-
		(3,139)	(3,815)	(16,478)	(10,868)

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

29.	OTHER CHARGES AND PROVISIONS, NET

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$
Legal and shareholder services[1]	-	(102)	-	(671)
Gain/(loss) on change in fair value of financial instruments	1,065	3,105	(1,699)	991
Loss on disposition of property, plant and equipment	(65)	-	(78)	-
Gain on investment, net of loss on disposition	-	-	-	48
Share of loss from investment in associate	-	-	-	(29)
	1,000	3,003	(1,777)	339

1 Legal and shareholder services incurred in the year ended December 31, 2014 resulted from dissident shareholder nominations for the election of directors, which nominations were subsequently withdrawn.

30.	PUT OPTIONS

In March 2014, the Company purchased 54,000 European put options (the “Put Options”) with a strike price of $1,200 per ounce of gold with six monthly expiries starting from March 31, 2014 through to August 31, 2014. The Company classified the Put Options as financial assets at fair value through profit or loss for reporting purposes given that the Put Options are a derivative financial instrument as their value corresponds to the price of gold. On issuance, the Company recognized the Put Options at their fair value of $701 in its interim condensed consolidated statement of financial position. For the three and nine months ended September 30, 2014, a loss of $18 and $701, respectively was included in the interim condensed consolidated statement of comprehensive (loss)/income for the change in fair value of the derivative financial instruments. The fair value of the Put Options was obtained by using a quoted market price. All of the Put Options expired unexercised during the year ended December 31, 2014.

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a)	Fair value of financial assets and liabilities

The interim condensed consolidated statements of financial position carrying amounts for cash and cash equivalents, trade and other receivables, bank loans and trade and other payables approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost (excluding the Offering) are approximated by their carrying values.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The following table provides information about financial assets and liabilities measured at fair value in the statement of financial position and categorized by level according to the significance of the inputs used in making the measurements:

		September 30, 2015
	Quoted prices in active	Significant other	Significant other
	markets for identical	observable inputs	unobservable inputs
	assets (Level 1)	(Level 2)	(Level 3)
	$	$	$
Financial assets
Long-term investment	144	-	-

Financial liabilities
Derivative instruments - mark-to-market	-	53,309	-
Preference Shares	-	27,941	-
Private Placement Preferred Shares	-	39,752	-

		December 31, 2014
	Quoted prices in active	Significant other	Significant other
	markets for identical	observable inputs	unobservable inputs
	assets (Level 1)	(Level 2)	(Level 3)
	$	$	$
Financial assets
Long-term investment	1,061	-	-

Financial liabilities
Derivative instruments - mark-to-market	-	1,393	-
Preference Shares	-	32,626	-
Private Placement Preferred Shares	-	38,490	-

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not typically enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars and European Euros. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the interim condensed consolidated statement of comprehensive (loss)/income. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at September 30, 2015. The table below also provides a sensitivity analysis of a 10 percent adverse movement of the US dollar against foreign currencies as identified which would have decreased the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at September 30, 2015.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	Canadian Dollar	South African	Congolese	British	Australian	European
		Rand	Franc	Pound	Dollar	Euro
	CDN$	ZAR	CDF	£	AUD	EUR
Cash and cash equivalents	58	4	2,933	-	-	-
Prepaid expenses	259	-	36,748	14	-	-
Accounts payable	(1,826)	(40,188)	(119,949)	(391)	(81)	(1,170)
Retention allowance	(1,101)	-	-	-	-	-

Total foreign currency financial assets and liabilities	(2,610)	(40,184)	(80,268)	(377)	(81)	(1,170)
Foreign exchange rate at September 30, 2015	0.7493	0.0712	0.0011	1.5164	0.6976	1.1243
Total foreign currency financial assets and liabilities in US $	(1,956)	(2,861)	(88)	(572)	(57)	(1,315)
Impact of a 10% variance of the US $ on net income	(196)	(286)	(9)	(57)	(6)	(132)

d)	Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and trade and other receivables. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada and the Congo. The sale of goods exposes the Company to the risk of non-payment by customers. The Company manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations. The Company does not have any short-term investments.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at September 30, 2015 and December 31, 2014 is as follows:

	September 30,	December 31,
	2015	2014
	$	$
Cash and cash equivalents	3,895	1,002
Trade and other receivables	8,476	7,261
	12,371	8,263

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Should the Company experience production shortfalls at Twangiza, delays in ramp up at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease further, the Company will need to further examine funding options. The Company has the following financial obligations, excluding preferred shares classified as financial liabilities:

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

September 30, 2015		Payments due by period
	Total	Less than one year	One to three years	Three to four years	After four years
	$	$	$	$	$
Trade and other payables	62,953	62,953	-	-	-
Long-term debt, including interest	201,250	17,500	183,750	-	-
Bank loans	16,720	12,262	4,458	-	-
Derivative instruments	53,309	23,989	29,320	-	-

December 31, 2014		Payments due by period
	Total	Less than one year	One to three years	Three to four years	After four years
	$	$	$	$	$
Trade and other payables	86,396	86,396	-	-	-
Long-term debt, including interest	269,598	20,464	249,134	-	-
Bank loans	20,992	17,123	3,869	-	-
Derivative instruments	1,393	1,393	-	-	-
Deferred revenue	3,000	3,000	-	-	-

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the Congo has experienced two wars and significant political unrest. Operating in the Congo may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign- exchange rates, commodity prices, interest rate and share based payment costs.

h)	Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold. The following table demonstrates the impact of a 10% weakening in the spot price of gold:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
Net (loss)/income	(12,211)	3,750	(54,097)	48

Impact of a 10% weakening of the spot price of gold	(3,850)	(3,329)	(12,210)	(9,026)
Net (loss)/income after impact	(16,061)	421	(66,307)	(8,978)

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

i)	Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral licenses, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

j)	Capital Management

The Company manages its bank overdraft, net of cash, bank loans, derivative instruments, preference shares, long-term debt, common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	September 30,	December 31,
	2015	2014
	$	$
Bank overdraft, net of cash	-	2,651
Bank loans	16,720	20,992
Derivative liabilities	53,309	1,393
Preference shares	67,693	71,116
Long term debt	166,859	200,921
Share capital	518,627	518,615
Warrants	13,356	13,356
Contributed surplus	43,330	42,526
Deficit	(136,470)	(82,373)
	743,424	789,197

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

32.	CASH FLOWS

a)	Operating Cash Flows – Working Capital Adjustments

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$
Trade and other receivables	(1,452)	(1,198)	(1,255)	(1,744)
Prepaid expenses and deposits	502	1,897	(3,326)	3,709
Inventories	790	(396)	2,658	4,099
Trade and other payables	(923)	(2,828)	(10,478)	2,959
Employee retention allowance	(73)	(97)	(281)	(159)
Derivative instruments - mark-to-market	(48)	-	(1,474)	-
	(1,204)	(2,622)	(14,156)	8,864

b)	Investing Cash Flows – Non-Cash Additions

		For the three months ended		For the nine months ended
	Notes	September 30,	September 30,	September 30,	September 30,
		2015	2014	2015	2014
		$	$	$	$
Exploration and evaluation
Depreciation	10	221	335	486	610
Share-based payments	22	17	51	125	136
Employee retention allowance	16	79	41	132	161

Mine under construction
Depreciation	10	1,886	1,994	5,652	5,787
Share-based payments	22	5	1	34	28
Employee retention allowance	16	70	108	317	162
Accrued interest	15	(3,860)	(817)	2,040	4,425

c)	Financing Cash Flows – Issuance Proceeds and Costs

		For the three months ended		For the nine months ended
Gross proceeds/(repayments) from		September 30,	September 30,	September 30,	September 30,
	Notes
non-equity financing		2015	2014	2015	2014
		$	$	$	$
Derivative instruments	17	7,000	-	57,000	-
Deferred revenue	14	-	-	50,000	-
Long-term debt and associated warrants	19	-	30,700	-	30,700
Repayment of long-term debt	19	-	-	(40,701)
Preference shares	20	-	-	-	40,000
		7,000	30,700	66,299	70,700

		For the three months ended		For the nine months ended
	Notes	September 30,	September 30,	September 30,	September 30,
Issuance costs from non-equity financing		2015	2014	2015	2014
		$	$	$	$
Derivative instruments	17	(835)	-	(3,581)	-
Deferred revenue	14	-	-	(300)	-
Long-term debt and associated warrants	19	-	(890)	-	(890)
Preference shares	20	-	-	-	(1,210)
		(835)	(890)	(3,881)	(2,100)